EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Six Months Ended June 30, 2017
Earnings:
Income before provision for income taxes	$12,149
Equity in losses of unconsolidated businesses	49
Dividends from unconsolidated businesses	18
Interest expense (1)	2,350
Portion of rent expense representing interest	605
Amortization of capitalized interest	97

Earnings, as adjusted	$15,268

Fixed Charges:
Interest expense (1)	$2,350
Portion of rent expense representing interest	605
Capitalized interest	342

Fixed charges	$3,297

Ratio of earnings to fixed charges	4.63

(1) We classify interest expense recognized on uncertain tax positions as income tax expense and therefore such interest expense is not included in the Ratio of Earnings to Fixed Charges.